UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                 .

Commission File Number 001-06605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(k) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

EQUIFAX INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

and

SUPPLEMENTAL SCHEDULE

with

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2019 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2019 and 2018, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

Table of Contents

FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Registered Public Accounting Firm	Page 1

(a) FINANCIAL STATEMENTS

Financial Statements as of and for the Years Ended December 31, 2019 and 2018

Statements of Net Assets Available for Plan Benefits	Page 2

Statement of Changes in Net Assets Available for Plan Benefits	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2019	Page 12

Signature

(b) EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equifax Inc. Group Plans Administrative Committee

Equifax Inc. 401(k) Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Smith & Howard

Atlanta, GA

June 24, 2020

EQUIFAX INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2019 AND 2018

	2019	2018
Investments, at fair value	$942,695,458	$751,415,828
Notes receivable from participants	13,612,734	12,634,057
Contributions receivable:
Employer contributions	26,509,952	30,808,377
Other receivable	21,639	—

Total Contributions Receivable	26,531,591	30,808,377

Net assets available for plan benefits	$982,839,783	$794,858,262

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2019

Additions:
Contributions:
Employer	$26,528,120
Participant	51,367,905
Rollovers	11,760,042

89,656,067
Investment income:
Interest and dividends	24,496,133
Net appreciation in fair value of investments	164,558,085

189,054,218
Interest income on notes receivable from participants	707,087

Total additions	279,417,372

Deductions:
Administrative and other expenses	(416,508)
Benefits paid to participants	(91,019,343)

Total deductions	(91,435,851)

Increase in net assets available for plan benefits	187,981,521
Net assets available for plan benefits:
Beginning of year	794,858,262

End of year	$982,839,783

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions. In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All U.S. salaried and hourly employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the “Company”) are eligible to participate in the Plan immediately upon employment. The Plan was amended and restated, effective as of January 1, 2016 and has subsequently been amended.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax, Roth after-tax and/or traditional after-tax basis, subject to certain limits. A newly-hired employee is automatically enrolled in the Plan at a 3% pre-tax contribution level, unless the employee elects otherwise.

Newly-hired employees who do not opt out of automatic Plan enrollment are also enrolled in an automatic contribution increase program, which provides for a 1% increase in the contribution percentage on an annual basis, unless and until the participant affirmatively opts out of the program or attains a 10% contribution percentage.

In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

The Company matches 100% of the first 5% the employee contributes unless the employee is eligible to participate in a supplemental retirement plan of Equifax Inc. If the employee is participating in a supplemental retirement plan of Equifax Inc., the Company match is 50% on the first 6%.

Prior to January 1, 2019, there was a direct contribution by the Company for employees, except those who participated in a supplemental retirement plan of Equifax Inc. The direct contribution ranged from 1.5% to 4% of eligible compensation based upon the employee’s credited years of service with the Company.

Participant contributions, matching contributions and direct contributions are invested according to participant investment elections. If no investment elections are on file, contributions are invested into the FIAM Target Date funds based on the ages of the affected participants. Matching of traditional after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Contributions to a participant’s account for a Plan year cannot exceed certain Internal Revenue Service (“IRS”) limits. A participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

For employees hired prior to January 1, 2019, all Company match and employee contributions (and earnings thereon) are at all times fully vested. For employees hired on or after January 1, 2019, the Company match is subject to a one-year vesting schedule based on years of service. The direct contribution is subject to a three-year cliff vesting schedule based on years of service.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Administration

The trustee of the Plan is Fidelity Management Trust Company (the “Trustee” or “Fidelity”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee (“GPAC”) is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and has responsibility for Plan administration and the management of Plan assets. The GPAC has delegated certain responsibilities for the management of Plan assets to the Equifax Inc. Investment Committee.

Investment Options

Participants may direct their individual and Company contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly-traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as common/collective trust funds. In the past, the participants could invest their contributions in Equifax Inc. common stock. On September 25, 2017 new investments into the Equifax Inc. common stock fund were suspended.

Benefits

Prior to a participant attaining age 59 1⁄2, in-service withdrawals from the pre-tax and Roth contribution portion of a participant’s account are permitted only on the basis of financial hardship. Once participants attain age 59 1⁄2, they may withdraw up to 100% of their vested account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death or a participant’s total disability, the participant can elect a distribution of 100% of the participant’s vested account balance. This lump-sum distribution is payable in cash.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings or losses are based on the investments in the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

The Plan permits loans to be made to participants, which are secured by balances in the participant’s account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five-year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the last day of the calendar quarter prior to the date the loan is taken out. Interest rates range from 4.25% to 10.25% for notes outstanding at December 31, 2019. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants’ accounts will become fully vested and non-forfeitable on the termination date and the accounts will be distributed to participants as soon as administratively feasible as required by ERISA.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition

The Plan’s investments in mutual funds, common stock and some common/collective trust funds are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant’s loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Administrative Expenses

In general, all expenses for the administration of the Plan are paid by the Plan. The expenses for administration include the fees and expenses of the Plan’s recordkeepers and Trustee.

Revenue Sharing

Effective October 1, 2013, the Plan was amended to provide that revenue sharing earned in connection with Plan investments that exceeds recordkeeping fees will be returned to the Plan on a quarterly basis and placed in an “ERISA Account.” The ERISA Account is invested in the Fidelity Retirement Government Money Market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Plan Benefits. The balance of the ERISA Account was $214,715 and $103,395 as of December 31, 2019 and 2018, respectively. The Plan allows for any excess in the ERISA Account, as determined by the GPAC, to be allocated to eligible participant accounts pro rata in proportion to their applicable account balances. On July 12, 2019, $103,395 was taken out of the ERISA Account and allocated to participant accounts.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

NOTE 3 - FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2019 and 2018. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Money Market Mutual Funds

Money market mutual funds are valued using the amortized cost method of valuation or penny-rounding method of pricing as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended, which approximates their fair value.

Common/Collective Trust Funds

Common/Collective Trust Funds are valued at the NAV based on the last reported sales price of the underlying investments held. The Plan’s interest in the collective trusts is based on information reported by the investment advisor using the audited financial statements of the collective trusts. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The tables below represent fair value measurement hierarchy of the Plan investment assets at fair value as of December 31:

2019
	Level 1	Level 2	Level 3	Total
Investments Measured at Fair Value:
Mutual Funds	$564,018,188	$—	$—	564,018,188
Company Common Stock	51,347,755	—	—	51,347,755
Money Market Funds	25,106,518			25,106,518
Investments Measured at NAV:
Common/Collective Trust Funds	—	—	—	302,222,997

Total	$640,472,461	$—	$—	942,695,458

2018
	Level 1	Level 2	Level 3	Total
Investments Measured at Fair Value:
Mutual Funds	$449,370,552	$—	$—	449,370,552
Company Common Stock	40,355,022	—	—	40,355,022
Money Market Funds	21,532,546			21,532,546
Investments Measured at NAV:
Common/Collective Trust Funds	—	—	—	240,157,708

Total	$511,258,120	$—	$—	751,415,828

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 4 - SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 10% or more of the Plan’s total investments as of December 31 are as follows:

	2019	2018
Fidelity 500 Index Inst	$159,384,498	$123,138,391

Additional information concerning the above listed investment is contained in the prospectuses and financial statements of the funds.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan received an updated determination letter from the Internal Revenue Service dated August 29, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with IRS rules to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held 366,432 and 433,319 shares of Equifax Inc. common stock at December 31, 2019 and 2018, respectively, with a fair value of $51,347,755 and $40,355,022, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. Transactions related to Equifax Inc. common stock may be party-in-interest transactions since Equifax Inc. is the Plan sponsor, but there is generally an exemption for any such transactions.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and common/collective trust funds issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and common/collective trust funds prior to any fund and/or trust being allocated investment earnings or losses.

NOTE 8 - SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization designated the novel coronavirus disease (“COVID-19”) as a global pandemic. The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread have adversely impacted the global economy, leading to disruptions and volatility in the global capital markets. In light of the evolving health, social, economic and business environment, governmental regulations or mandates, and business disruptions that could occur, the potential impact that COVID-19 could have on the Company’s financial performance and the global financial markets remains highly uncertain.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000, increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account and extend the period for loan repayment for up to one year for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. The Equifax 401(k) Plan adopted the CARES Act distribution option in the Plan beginning in April of 2020.

SUPPLEMENTAL SCHEDULE

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2019

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b)	(c)	(d)	(e)
Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Mutual Funds
	DFA	Emrg Mkt Core GQ	N/A	$14,951,769
	Wasatch	Core GR Inst	N/A	11,613,308
	ABF	International Equity PA	N/A	6,479,630
	Morgan Stanley Instl	Growth I	N/A	65,776,111
	Vanguard	Midcap Growth Inv	N/A	23,178,418
	Baird	Core Plus Onst	N/A	27,548,047
	MFS	Value R4	N/A	28,251,111
*	Fidelity	Small Cap IDX Ins	N/A	29,518,207
*	Fidelity	Real Estate Inv	N/A	9,292,347
	JP Morgan	Midcap value	N/A	35,302,340
*	Fidelity	Low-Priced Stock K	N/A	25,748,881
*	Fidelity	Diversified International K	N/A	22,396,123
*	Fidelity	500 Index Inst	N/A	159,384,498
*	Fidelity	International Index	N/A	52,131,666
*	Fidelity	US Bond Index	N/A	52,445,732
	Money Market Mutual Fund
*	Fidelity	FIMM Govt Inst	N/A	25,106,518
	Collective Trust Funds
*	Fidelity	FIAM TD 2010 POOL Q	N/A	4,096,790
*	Fidelity	FIAM TD 2015 POOL Q	N/A	3,014,876
*	Fidelity	FIAM TD 2020 POOL Q	N/A	32,687,326
*	Fidelity	FIAM TD 2025 POOL Q	N/A	13,882,453
*	Fidelity	FIAM TD 2030 POOL Q	N/A	78,295,408
*	Fidelity	FIAM TD 2035 POOL Q	N/A	20,829,399
*	Fidelity	FIAM TD 2040 POOL Q	N/A	62,713,466
*	Fidelity	FIAM TD 2045 POOL Q	N/A	18,935,306
*	Fidelity	FIAM TD 2050 POOL Q	N/A	38,068,752
*	Fidelity	FIAM TD 2055 POOL Q	N/A	7,522,027
*	Fidelity	FIAM TD 2060 POOL Q	N/A	3,395,076
*	Fidelity	FIAM TD 2065 POOL Q	N/A	8,334
*	Fidelity	FIAM Blend TD Inc. Q	N/A	3,906,105
*	Fidelity	Managed Income Portfolio	N/A	14,867,679
	Common Stock
*	Equifax	Employer Stock	N/A	51,347,755

				942,695,458
*	Participants	Notes Receivable with variable maturities and interest rates from 4.25% to 10.25%	N/A	13,612,734

Total Investments Held at End of Year				$956,308,192

*	Party-in-interest to the Plan as defined by ERISA.

Note: Cost information has not been included in Column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Equifax Inc. Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 24, 2020	By:	/s/ Ronald Walker
Ronald Walker Vice President – Human Resources Operations